


PROCESSING
RECEIVED
SEC MAIL
MAY 2 9 2007
WASH, D.C.
180

AB*
5/30

07006484

SECURITIES A
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian Cohn, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5525 Sherier Place NW
(No. and Street)

Washington	DC	20016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Cohn — 202-364-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian Cohn, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Washington, District of Columbia
The foregoing instrument was subscribed and sworn before me this 24th day of May, 2007
by Brian Cohn
Notary Public
Lucelle O'Flaherty
My commission expires April 30, 2008

Signature

President
Title



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN COHN, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007


PROCESSING
RECEIVED
SEC MAIL
MAY 29 2007
SECTION
WASH., D.C.
190

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Brian Cohn, Inc.
5525 Sherier Place, NW
Washington, DC 20016

We have audited the accompanying statement of financial condition of Brian Cohn, Inc. as of March 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures assessing the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brian Cohn, Inc. as of March 31, 2007, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

May 25, 2007

BRIAN COHN, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

Cash and cash equivalents	$ 10,153
Security owned, at market value	67,643
Total assets	$ 77,796

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 8,000
Loan payable – officer	722
	8,722
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value	
Authorized: 1,000 shares	
Issued and outstanding: 105.2635 shares	55,000
Additional paid-in capital	25,500
Retained earnings (deficit)	(11,426)
Total stockholders' equity	69,074
Total liabilities and stockholders' equity	$ 77,796

The accompanying notes are an integral part of these financial statements.

BRIAN COHN, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Brian Cohn, Inc. (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in investment banking and advisory activities. The Company is a registered member of the National Association of Securities Dealers, Inc. ("NASD").

The Company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

(b) Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the Company's agreement or contract.

(c) Investment Banking

Investment banking income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent or underwriter. Also included are fees earned from providing merger-and-acquisition and financial restructuring advisory services. Fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(d) Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

(e) Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Security Owned, at Market Value

Consists of a corporate stock valued at $67,643 at March 31, 2007.

BRIAN COHN, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Note 3 - Net Capital Requirements

The capital ratio was 18%, versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirement under SEC Rule 15c3-1 is $5,000. The net capital as computed was $49,818, leaving capital in excess of requirements in the amount of $44,818.

Note 4 - Related Party Transactions

At March 31, 2007, the sole stockholder had an outstanding loan to the Company totaling $722. For the year ended March 31, 2007, the Company received consulting fee revenues of $10,000 from a company owned 50% by the sole stockholder.

END

A copy of the Company's statement of financial condition as of March 31, 2007, pursuant to SEC Rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.